Exhibit 99.1

Golden Star Provides Update on the Impact of the COVID-19 Pandemic

TORONTO, May 21, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") advises that further to the news release dated May 14, 2020 announcing a COVID-19 case within our Prestea team, a second team member has tested positive for COVID-19.  Both employees have had mild symptoms and are being closely monitored.

Consistent with the Company's COVID-19 management protocols and those of the Ghana Health Service, contact tracing has been carried out and as a result close to 60 members of our Prestea team are currently in quarantine and awaiting test results.  Of these, the majority are involved in mining activities (including rock breaking, scoop operations and blasting) and engineering activities (including winder operations and pumping). As a result, site management is revising planned operations in the short-term in order to ensure the safety of all team members and to allow for possible critical skill shortages.  This is likely to have some impact on production from 24 Level over the coming weeks until employees who are currently in quarantine are able to safely return to work.  At this stage, it is anticipated that the impact on development activities on 17 Level, which are crucial to the longer term viability of the operation, will be minimal.

At present, no confirmed or suspected cases of COVID-19 have been identified at Wassa and operations remain unaffected.  To the extent the situation remains unchanged, given the current strong operational performance at Wassa, the Company continues to be on track to achieve its consolidated annual guidance for 2020.

As previously reported, the supply chains at the Wassa and Prestea mines have not been impacted nor has the export and sale of gold doré.

The safety and wellbeing of our employees and contractors is paramount and we will continue to proactively implement COVID-19 prevention and management controls across the business whilst providing available leadership, education and support to our host communities.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines.  Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer) of US$790-US$850.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production guidance for 2020 of 195,000 to 210,000 ounces; cash operating cost guidance for 2020 of US$790-US$850; and the actual and potential impact of the COVID-19 pandemic on the Company's operations and the ability to mitigate such impact.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies.  We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines.  We calculate this measure for both individual operating units and on a consolidated basis.  Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:30e 21-MAY-20